MANAGEMENT AGREEMENT

DREYFUS PREMIER OPPORTUNITY FUNDS
200 Park Avenue
New York, New York 10166

April 17, 2000

As Amended, October 3, 2000 and Restated on July 13, 2005

The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Dear Sirs:

     The above-named investment company (the "Fund") consisting of the series named on Schedule 1 hereto, as such Schedule may be revised from time to time (each, a "Series"), herewith confirms its agreement with you as follows:

     The Fund desires to employ its capital by investing and reinvesting the same in investments of the type and in accordance with the limitations specified in its charter documents and in each Series' Prospectus and Statement of Additional Information as from time to time in effect, copies of which have been or will be submitted to you, and in such manner and to such extent as from time to time may be approved by the Fund's Board. The Fund desires to employ you to act as its investment adviser.

     In this connection it is understood that from time to time you will employ or associate with yourself such person or persons as you may believe to be particularly fitted to assist you in the performance of this Agreement. Such person or persons may be officers or employees who are employed by both you and the Fund. The compensation of such person or persons shall be paid by you and no obligation may be incurred on the Fund's behalf in any such respect. We have discussed and concur in your employing on this basis for as long as you deem it appropriate the indicated sub-adviser (the "Sub-Investment Adviser") named on Schedule 1 hereto to act as the Fund's sub-investment adviser with respect to the Series indicated on Schedule 1 hereto (the "Sub-Advised Series") to provide day-to-day management of the Sub-Advised Series' investments.

     Subject to the supervision and approval of the Fund's Board, you will provide investment management of each Series' portfolio in accordance with such Series' investment objectives and policies as stated in the Series' Prospectus and Statement of Additional Information as from time to time in effect. In connection therewith, you will obtain and provide investment research and will supervise each Series' investments and conduct, or with respect to the Sub-Advised Series, supervise, a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of such Series' assets. You will furnish to the Fund such statistical information, with respect to the investments which a Series may hold or contemplate purchasing, as the Fund may reasonably request. The Fund wishes to be informed of important developments materially affecting any Series' portfolio and shall expect you, on your own initiative, to furnish to the Fund from time to time such information as you may believe appropriate for this purpose.

     In addition, you will supply office facilities (which may be in your own offices), data processing services, clerical, accounting and bookkeeping services, internal auditing and legal services, internal executive and administrative services, and stationery and office supplies; prepare reports to each Series' stockholders, tax returns, reports to and filings with the Securities and Exchange Commission and state Blue Sky authorities; calculate the net asset value of each Series' shares; and generally assist in all aspects of the Fund's operations. You shall have the right, at your expense, to engage other entities to assist you in performing some or all of the obligations set forth in this paragraph, provided each such entity enters into an agreement with you in form and substance reasonably satisfactory to the Fund. You agree to be liable for the acts or omissions of each such entity to the same extent as if you had acted or failed to act under the circumstances.

     You shall exercise your best judgment in rendering the services to be provided to the Fund hereunder and the Fund agrees as an inducement to your undertaking the same that neither you nor the Sub-Investment Adviser shall be liable hereunder for any error of judgment or mistake of law or for any loss suffered by one or more Series, provided that nothing herein shall be deemed to protect or purport to protect you or the Sub-Investment Adviser against any liability to the Fund or a Series or to its security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder, or to which the Sub-Investment Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties under their Sub-Investment Advisory Agreement with you or by reason of its reckless disregard of its obligations and duties under said Agreement.

     In consideration of services rendered pursuant to this Agreement, the Fund will pay you on the first business day of each month a fee at the rate set forth opposite each Series' name on Schedule 1 hereto. Net asset value shall be computed on such days and at such time or times as described in each Series' then-current Prospectus and Statement of Additional Information. The fee for the period from the date of the commencement of the public sale of a Series' shares to the end of the month during which such sale shall have been commenced shall be pro-rated according to the proportion which such period bears to the full monthly period, and upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

     For the purpose of determining fees payable to you, the value of each Series' net assets shall be computed in the manner specified in the Fund's charter documents for the computation of the value of each Series' net assets.

     You will bear all expenses in connection with the performance of your services under this Agreement and will pay all fees of the Sub-Investment Adviser in connection with its duties in respect of the Fund. All other expenses to be incurred in the operation of the Fund (other than those borne by the Sub-Investment Adviser) will be borne by the Fund, except to the extent specifically assumed by you. The expenses to be borne by the Fund include, without limitation, the following: taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not your officers, directors or employees or holders of 5% or more of your outstanding voting securities or those of the Sub-Investment Adviser or any affiliate of you or the Sub-Investment Adviser, Securities and Exchange Commission fees and state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing stockholders, costs of stockholders' reports and meetings, and any extraordinary expenses.

     As to each Series, if in any fiscal year the aggregate expenses of such Series (including fees pursuant to this Agreement, but excluding interest, taxes, brokerage and, with the prior written consent of the necessary state securities commissions, extraordinary expenses) exceed the expense limitation of any state having jurisdiction over the Series, the Fund may deduct from the fees to be paid hereunder, or you will bear, such excess expense to the extent required by state law. Your obligation pursuant hereto will be limited to the amount of your fees hereunder. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

     The Fund understands that you and the Sub-Investment Adviser now act, and that from time to time hereafter you or the Sub-Investment Adviser may act, as investment adviser to one or more other investment companies and fiduciary or other managed accounts, and the Fund has no objection to your and the Sub-Investment Adviser so acting, provided that when the purchase or sale of securities of the same issuer is suitable for the investment objectives of two or more companies or accounts managed by you which have available funds for investment, the available securities will be allocated in a manner believed by you to be equitable to each company or account. It is recognized that in some cases this procedure may adversely affect the price paid or received by one or more Series or the size of the position obtainable for or disposed of by one or more Series.

     In addition, it is understood that the persons employed by you to assist in the performance of your duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict your right or the right of any of your affiliates to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

     Neither you nor the Sub-Investment Adviser shall be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except, in your case, for a loss resulting from willful misfeasance, bad faith or gross negligence on your part in the performance of your duties or from reckless disregard by you of your obligations and duties under this Agreement and, in the case of the Sub-Investment Adviser, for a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by the Sub-Investment Adviser of its obligations and duties under the Sub-Investment Advisory Agreement with you. Any person, even though also your officer, director, partner, employee or agent, who may be or become an officer, Board member, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund, to be rendering such services to or acting solely for the Fund and not as your officer, director, partner, employee or agent or one under your control or direction even though paid by you.

     As to each Series, this Agreement shall continue until the date set forth opposite such Series' name on Schedule 1 hereto (the "Reapproval Date") and thereafter shall continue automatically for successive annual periods ending on the day of each year set forth opposite the Series' name on Schedule 1 hereto (the "Reapproval Day"), provided such continuance is specifically approved at least annually by (i) the Fund's Board or (ii) vote of a majority (as defined in the Investment Company Act of 1940) of such Series' outstanding voting securities, provided that in either event its continuance also is approved by a majority of the Fund's Board members who are not "interested persons" (as defined in said Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Series, this Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of holders of a majority of such Series' shares or, upon not less than 90 days' notice, by you. This Agreement also will terminate automatically, as to the relevant Series, in the event of its assignment (as defined in said Act).

     The Fund recognizes that from time to time your directors, officers and employees may serve as directors, trustees, partners, officers and employees of other corporations, business trusts, partnerships or other entities (including other investment companies) and that such other entities may include the name "Dreyfus" as part of their name, and that your corporation or its affiliates may enter into investment advisory or other agreements with such other entities. If you cease to act as the Fund's investment adviser, the Fund agrees that, at your request, the Fund will take all necessary action to change the name of the Fund to a name not including "Dreyfus" in any form or combination of words.

     The Fund is agreeing to the provisions of this Agreement that limit the Sub-Investment Adviser's liability and other provisions relating to the Sub-Investment Adviser so as to induce the Sub-Investment Adviser to enter into its Sub-Investment Advisory Agreement with you and to perform its obligations thereunder. The Sub-Investment Adviser is expressly made a third party beneficiary of this Agreement with rights as respects the Sub-Advised Series to the same extent as if it had been a party hereto.

     This Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in his capacity as an officer of the Fund. The obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any Board member, officer or shareholder of the Fund individually.

     If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Accepted:
Very truly yours,

DREYFUS PREMIER OPPORTUNITY FUNDS

By: /s/ Stephen E. Canter
Stepehn E. Canter
President

THE DREYFUS CORPORATION

By: /s/Mark N. Jacobs
Mark N. Jacobs
Executive Vice President

SCHEDULE 1

	Annual Fee
	as a Percentage
	of Average Daily
Name of Series	Net Assets	Reapproval Date	Reapproval Day

Dreyfus Premier Enterprise	*
Fund [1]		August 31, 2005	August 31 st

Dreyfus Premier Health	0.90%	August 31, 2005	August 31 st
Care Fund

Dreyfus Premier Financial	0.80%	August 31, 2005	August 31 st
Services Fund

Dreyfus Premier Natural	0.75%	August 31, 2005	August 31 st
Leaders Fund

Dreyfus Premier Consumer	0.75	August 31, 2006	August 31 st
Fund

Revised: July 15, 2004

[1]	The Dreyfus Corporation has engaged Founders Asset Management LLC to act as sub-investment adviser to this Series.

*	See Schedule 2 hereto.

SCHEDULE 2

Dreyfus Premier Enterprise Fund
1. First 12 months:

During the first 12 months after this Agreement has entered into force (i.e., from December 1, 2000 to November 30, 2001), as compensation for the management services you render to the Series, you will receive from the Series a management fee accrued daily and paid monthly equal to, on an annual basis: 1.25% of the Series’ average daily net assets.

2. Beginning of the 13th month:

a. Basic Fee. Beginning in the 13th month after this Agreement has entered into force, as compensation for the management services you render to the Series, the Series will pay you a fee (the “Basic Fee”) accrued daily and paid monthly equal to: 1/12th of 1.25% of the Series’ daily net asset assets averaged over the most recent month.

b. Performance Adjustment. Each month, before it is paid, the Basic Fee will be adjusted proportionately upward or downward based upon the investment performance of the Series (the “Investment Performance”) calculated over a rolling 36 month performance period ending on the last day of the prior month for which a monthly payment of management fee is calculated (the “Performance Period”) relative to the investment record of the Series’ benchmark index, the Russell 2000 Growth Index (the “Index”), over the Performance Period (the “Investment Record”). (Until the Series has a performance history of 36 months, the Performance Period is the number of months since the Series has been in operation until the last day of the prior month for which a monthly payment of management fee is calculated.)

The Investment Performance shall be calculated upon Class B shares (the class of shares of the Series that generally bears the highest total Series operating expenses) (the “Measuring Class shares”) in accordance with Rule 205-1(a) under the Investment Advisers Act of 1940 (i.e., the Investment Performance is equal to the sum of: (i) the change in net asset value per Measuring Class share during the Performance Period; (ii) the value of all cash distributions per Measuring Class share accumulated to the end of such Performance Period; and (iii) the value of capital gains taxes per Measuring Class share paid or payable on undistributed realized long-term capital gains accumulated to the end of such Performance Period, expressed as a percentage of net asset value per Measuring Class share at the beginning of such Performance Period - for this purpose, the value of distributions per share of realized capital gains, of dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains are treated as reinvested in Measuring Class shares at the net asset value per share in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes).

The Investment Record shall be calculated in accordance with Rule 205-1(b) under the Investment Advisers Act of 1940 (i.e., the Investment Record shall be equal to the sum of: (i) the change in the level of the Index during the Performance Period; and (ii) the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of such period; expressed as a percentage of the Index level at the beginning of such period).

When the Investment Performance matches the Investment Record over the Performance Period, you shall be entitled to receive only the Basic Fee. Each month, if the Investment Performance exceeds the Investment Record by 1 percentage point over the Performance Period, the performance adjustment shall increase the monthly management fee you receive by 1/12th of 0.10% of daily net assets averaged over the Performance Period. A similar increase shall occur for each additional percentage point by which the Investment Performance exceeds the Investment Record, reaching a maximum positive monthly adjustment of 1/12th of 0.80% of daily net assets averaged over the Performance Period if the Series outperforms the Investment Record by 8 percentage points or more over the Performance Period. Similarly, if the Investment Performance trails the Investment Record by 1 percentage point over the Performance Period, the performance adjustment shall decrease the monthly management fee you receive by 1/12th of 0.10% of daily net assets averaged over the Performance Period. A similar decrease shall occur for each additional percentage point by which the Investment Performance trails the Investment Record, reaching a maximum negative monthly adjustment of 1/12th of 0.80% of daily net assets averaged over the Performance Period if the fund underperforms the Investment Record by 8 percentage points or more over the Performance Period.

The following table illustrates the method used to calculate the performance adjustment and the corresponding adjusted Basic Fee, expressed as a percentage of the Fund’s annual average daily net assets at different levels of Investment Performance against the Investment Record, assuming that the average daily net assets of the Series remain constant over the Performance Period.

Percentage Point Difference*	Adjustment to Basic
Between Investment	Fee
Performance and Investment	(On an Annualized	Basic Fee as Adjusted
Record**	Basis)	(Annualized)

+8	+.80%	2.05%
+7	+.70%	1.95%
+6	+.60%	1.85%
+5	+.50%	1.75%
+4	+.40%	1.65%
+3	+.30%	1.55%
+2	+.20%	1.45%
+1	+.10%	1.35%
0	0	1.25%
-1	-.10%	1.15%
-2	-.20%	1.05%
-3	-.30%	.95%
-4	-.40%	.85%
-5	-.50%	.75%
-6	-.60%	.65%
-7	-.70%	.55%

-8	-.80%	.45%

*	Fractions of a percentage point shall be rounded to the nearest whole point (to the higher whole point if exactly one half).

**	Measured over the Performance Period.

The Basic Fee, as adjusted, is prorated in any month for which this Agreement is not in effect for the entire month. It is accrued daily and paid monthly.